# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pono Capital Four, Inc., CIK 0002108164
CUSIP: G71702107
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: Suite 210, 2nd Floor Windward III, Regatta Office Park, PO Box 500, Grand Cayman, Cayman Islands (E9), KY-1106
Date of event which requires filing of this statement: 03/16/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002114430

## Reporting persons
- Mehana Ventures LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 4,939,221; shared voting power 0; sole dispositive power 4,939,221; shared dispositive power 0; aggregate amount beneficially owned 4,939,221 (28.5% of the class)
  Comment: 4,939,221 Ordinary Shares (defined below) reported in Items 5, 7 and 9 consists of (1) 160,000 Class A ordinary shares, par value $0.0001 per share ("Class A Ordinary Shares") and (2) 4,779,221 Class B ordinary shares, par value $0.0001 per share ("Class B Ordinary Shares" and together with the Class A Ordinary Shares, the "Ordinary Shares"), which are convertible into Class A Ordinary Shares on a one-for-one basis upon the consummation of a business combination or earlier at the option of the holder, subject to adjustment as described in the Issuer's amended and restated memorandum and articles of association. The 160,000 Class A Ordinary Shares are included in units acquired pursuant to a Private Placement Units Purchase Agreement, dated March 12, 2026, by and between Mehana Ventures LLC (the "Sponsor") and the Issuer. Each unit consists of one Class A Ordinary Share and one right to receive one-fifth (1/5) of one Class A Ordinary Share upon the consummation of an initial business combination. Excludes the 32,000 Class A Ordinary Shares issuable upon conversion of rights that comprise the units. The percentage in Row 11 is based on 17,347,857 Ordinary Shares, including 12,205,000 Class A Ordinary Shares and 5,142,857 Class B Ordinary Shares issued and outstanding as of March 16, 2026.
- Mehana Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 4,939,221; shared voting power 0; sole dispositive power 4,939,221; shared dispositive power 0; aggregate amount beneficially owned 4,939,221 (28.5% of the class)
  Comment: 4,939,221 Ordinary Shares reported in Items 5, 7 and 9 consists of (1) 160,000 Class A Ordinary Shares and (2) 4,779,221 Class B Ordinary Shares, which are convertible into Class A Ordinary Shares on a one-for-one basis upon the consummation of a business combination or earlier at the option of the holder, subject to adjustment as described in the Issuer's amended and restated memorandum and articles of association. The 160,000 Class A Ordinary Shares are included in units acquired pursuant to a Private Placement Units Purchase Agreement, dated March 12, 2026, by and between the Sponsor and the Issuer. Each unit consists of one Class A Ordinary Share and one right to receive one-fifth (1/5) of one Class A Ordinary Share upon the consummation of an initial business combination. Excludes the 32,000 Class A Ordinary Shares issuable upon conversion of rights that comprise the units. The percentage in Row 11 is based on 17,347,857 Ordinary Shares, including 12,205,000 Class A Ordinary Shares and 5,142,857 Class B Ordinary Shares issued and outstanding as of March 16, 2026. Mehana Management LLC is the managing member of the Sponsor and has voting and dispositive power over the securities held of record by the Sponsor.
- Dustin Shindo: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 4,939,221; shared voting power 0; sole dispositive power 4,939,221; shared dispositive power 0; aggregate amount beneficially owned 4,939,221 (28.5% of the class)
  Comment: 4,939,221 Ordinary Shares reported in Items 5, 7 and 9 consists of (1) 160,000 Class A Ordinary Shares and (2) 4,779,221 Class B Ordinary Shares, which are convertible into Class A Ordinary Shares on a one-for-one basis upon the consummation of a business combination or earlier at the option of the holder, subject to adjustment as described in the Issuer's amended and restated memorandum and articles of association. The 160,000 Class A Ordinary Shares are included in units acquired pursuant to a Private Placement Units Purchase Agreement, dated March 12, 2026, by and between the Sponsor and the Issuer. Each unit consists of one Class A Ordinary Share and one right to receive one-fifth (1/5) of one Class A Ordinary Share upon the consummation of an initial business combination. Excludes the 32,000 Class A Ordinary Shares issuable upon conversion of rights that comprise the units. The percentage in Row 11 is based on 17,347,857 Ordinary Shares, including 12,205,000 Class A Ordinary Shares and 5,142,857 Class B Ordinary Shares issued and outstanding as of March 16, 2026. Dustin Shindo is the manager of Mehana Management LLC, the managing member of the Sponsor, and has voting and dispositive power over the securities held of record by the Sponsor. Mr. Shindo disclaims any beneficial ownership of the securities held by the Sponsor, except to the extent of his pecuniary interest therein.

## Item 1. Issuer
Name of issuer: Pono Capital Four, Inc.
Address of issuer's principal executive offices: Suite 210, 2nd Floor Windward III, Regatta Office Park, PO Box 500, Grand Cayman, Cayman Islands KY-1106

## Item 2. Person Filing
Name of person filing:
(i) Mehana Ventures LLC (the "Sponsor"),

(ii) Mehana Management LLC and

(iii) Dustin Shindo.

The Sponsor, Mehana Management LLC and Dustin Shindo have entered into a Joint Filing Agreement, dated the date hereof, pursuant to which the Sponsor, Mehana Management LLC and Dustin Shindo have agreed to file this statement and any subsequent amendments hereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Any disclosures herein with respect to persons other than the Sponsor, Mehana Management LLC and Dustin Shindo are made on information and belief after making inquiry to the appropriate party. The filing of this statement should not be construed as an admission that any of the forgoing persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Ordinary Shares reported herein.
Address of principal business office or, if none, residence: 4348 Waialae Ave, #632, Honoloulu, HI 96816
Citizenship:
(i) Mehana Ventures LLC - Delaware, United States

(ii) Mehana Management LLC - Delaware, United States

(iii) Dustin Shindo - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Mehana Ventures LLC is the beneficial owner of 4,939,221 Ordinary Shares (defined below), consisting of (1) 160,000 Class A ordinary shares, par value $0.0001 per share ("Class A Ordinary Shares") and (2) 4,779,221 Class B ordinary shares, par value $0.0001 per share ("Class B Ordinary Shares" and together with the Class A Ordinary Shares, the "Ordinary Shares"), which are convertible into Class A Ordinary Shares on a one-for-one basis upon the consummation of a business combination or earlier at the option of the holder, subject to adjustment as described in the Issuer's amended and restated memorandum and articles of association. The 160,000 Class A Ordinary Shares are included in units acquired pursuant to a Private Placement Units Purchase Agreement, dated March 12, 2026, by and between the Sponsor and the Issuer. Each unit consists of one Class A Ordinary Share and one right to receive one-fifth (1/5) of one Class A Ordinary Share upon the consummation of an initial business combination. Excludes the 32,000 Class A Ordinary Shares issuable upon conversion of rights that comprise the units. The percentage is based on 17,347,857 Ordinary Shares, including 12,205,000 Class A Ordinary Shares and 5,142,857 Class B Ordinary Shares issued and outstanding as of March 16, 2026. Dustin Shindo is the manager of Mehana Management LLC, the managing member of the Sponsor, and has voting and dispositive power over the securities held of record by the Sponsor. Mr. Shindo disclaims any beneficial ownership of the securities held by the Sponsor, except to the extent of his pecuniary interest therein.
Percent of class: 28.5% (based on 17,347,857 Ordinary Shares issued and outstanding as of March 16, 2026).
Sole power to vote or to direct the vote:
Mehana Ventures LLC - 4,939,221 Ordinary Shares

Mehana Management LLC - 4,939,221 Ordinary Shares

Dustin Shindo - 4,939,221 Ordinary Shares
Shared power to vote or to direct the vote:
Mehana Ventures LLC - 0

Mehana Management LLC - 0

Dustin Shindo - 0
Sole power to dispose or to direct the disposition:
Mehana Ventures LLC - 4,939,221 Ordinary Shares

Mehana Management LLC - 4,939,221 Ordinary Shares

Dustin Shindo - 4,939,221 Ordinary Shares
Shared power to dispose or to direct the disposition:
Mehana Ventures LLC - 0

Mehana Management LLC - 0

Dustin Shindo - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1. Joint Filing Agreement pursuant to Rule 13d-1(k)

## Signatures
- Mehana Ventures LLC: /s/ Dustin Shindo, Dustin Shindo/Manager (03/18/2026)
- Mehana Management LLC: /s/ Dustin Shindo, Dustin Shindo/Manager (03/18/2026)
- Dustin Shindo: /s/ Dustin Shindo, Dustin Shindo (03/18/2026)